MONTE RESOURCES INC.
                                1002 Ermine Court
                           South Lake Tahoe, CA 96150

March 29, 2012

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Mr. H. Roger Schall

Re: Monte Resources Inc. (the "Company")

Registration Statement on Form S-1

Filed March 22, 2011, Amendment#1 Filed 29. 2011, Amendment No. 2 Filed November 21, 2011, Amendment No. 3 Filed January 3, 2012

File No. 333-172989

In response to your letter dated January 24, 2011, please see the responses below:

1. We have made relevant updates throughout the Form S-1 specifically on pages 3 and 24.

Thank you for your assistance.

Very truly yours,

Monte Resources Inc.


/s/ Edwin G. Morrow
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Edwin G. Morrow
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and Director
Principal Executive Officer and
(Principal Accounting Officer)